  Exhibit 99.1

Auryn Provides Corporate Update and Addresses COVID-19 Impacts

Vancouver, Canada – March 18th, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) provides an update in response to concerns surrounding COVID-19 and how it may impact exploration efforts in Peru and Canada.

Auryn has offered all employees at its corporate offices in Vancouver and Edmonton the option to work from home. This decision aligns with the federal government’s latest recommendation for all Canadians to work from home where possible. Management will stay abreast of the situation as it unfolds and will adjust policies accordingly.

Peru – Impacts & Projects Update:

Auryn recalled all personnel from the field prior to the Peruvian government mandating a temporary two-week border lockdown. The country has suspended all work at public institutions for 15 days, and as a result, the Company’s Lima employees will be working from home for this period. Such disruptions can be expected to result in modest delays in the course of business for Auryn. Presently, Peru has a total of 117 confirmed cases of the virus and no deaths. Auryn will resume operations in the country once the borders have re-opened and government has deemed the virus no longer a threat.

Canada – Projects Update:

In the coming weeks, Auryn anticipates the release of its initial PEA on Homestake Ridge, the Company’s high-grade gold-silver project in British Columbia’s Golden Triangle. In addition, Auryn will be releasing revised targets at the Committee Bay project in Nunavut based on a break-through in geophysical targeting in differentiating low-grade versus high-grade gold responses in conductivity data.

A Message from Ivan Bebek, Executive Chairman & Director:

“The health and safety of our employees and the communities we work in are of primary concern. Although we are temporarily unable to conduct work in Peru, we are very fortunate to have a strong balance sheet amidst the volatile market created by COVID-19. Capital preservation is a priority, however, once humanity gets past this challenge, we will be in a great position to continue to deliver on the promise of our exceptional portfolio of mineral assets.”

On Behalf of the Board,

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technology-driven junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has six projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising over 130,000 hectares owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principal targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

About Curibaya

Auryn acquired 100% ownership of the Curibaya property in 2015 and the adjacent Sambalay and Salvador concessions in 2019, which collectively consist of approximately 11,000 hectares. The Curibaya project covers the regional Incapuquio fault zone and subsidiary structures, which are interpreted as one of the fundamental controls for both epithermal and porphyry styles of mineralization within the region.

About Committee Bay

The Committee Bay Gold Project is located in Nunavut, Canada. It includes approximately 300,000 hectares situated along the Committee Bay Greenstone Belt (CBGB). High-grade gold occurrences are found throughout the 300 km strike length of the Committee Bay Gold Belt with the most significant being the Three Bluffs deposit. The project benefits from existing infrastructure, including bulk storage fuel facilities, five high-efficiency drill rigs and a 100-person camp. The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project.

About Homestake Ridge

The wholly owned Homestake Ridge Project covers approximately 7,500 hectares within the Iskut-Stewart-Kitsault belt in NW British Columbia. The project is situated near to regional infrastructure, including the Northwest Transmission Corridor, deep water access and an existing road within six kilometers of the deposit. To-date more than 275 holes, totalling more than 90,000 metres, have been completed on the property and a mineral resource has been established.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes a proposed financing and completion if a proposed loan amendment as well as information relating to or associated with the acquisition and title to mineral concessions. In addition to the stated conditions to complete the transactions forward looking statements involve other known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.